Innovex, Inc.
                                                               3033 Campus Drive
                                                                     Suite E 180
                                                              Plymouth, MN 55441

                                                                  (763) 383-4000
                                                             FAX: (320) 286-9906




March 16, 2009

VIA EDGAR/IDEA
Mr. Jay Webb
Reviewing Accountant
Securities and Exchange Commission
100 F Street NE, Mail Stop 3030
Washington, DC 20549

       RE:   Innovex, Inc.
             Form 10-K for the fiscal year ended September 27, 2008 Filed December 23, 2008
             Form 10-Q for the Quarter Ended January 3, 2009
             Filed February 17, 2009
             File No. 0-13143


Dear Mr. Webb:

On behalf of Innovex, Inc. (the "Company"), set forth below are the Company's responses to the staff's comments regarding the above-referenced filings of the Company contained in your letter dated March 4, 2009.


Form 10-K for fiscal year ended September 27, 2008
--------------------------------------------------

Financial Statements, page 33
-----------------------------

Note A.  Summary of Significant Accounting Policies, page 40
------------------------------------------------------------

Property, Plant and Equipment, page 40
--------------------------------------

1. Please revise future filings to disclose how you assess and measure your long-lived assets for impairment. Refer to SFAS 144.

RESPONSE: In future filings the Company will disclose how it assesses and measures its long-lived assets for impairment in accordance with SFAS 144.

2. In a related matter, it appears you have a history of operating losses, cash flow losses, and declining sales for consecutive years and a shareholder deficit of $13.8 million at September 27, 2008. We note your long-term operating assets relate to one operating segment involved in the manufacture of flexible circuit interconnects. Please tell us whether you performed an impairment test for recoverability of these assets. If not, please explain how you concluded that an impairment test is not necessary, given the above factors. Please consider any qualitative and quantitative factors you considered. If you have performed an impairment test, please provide us with a summary of the results.

RESPONSE: The Company used the impairment test as discussed in Financial Accounting Standards Board, Statement (SFAS) 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") to identify if it had potential asset impairment as of September 27, 2008. The Company first considered if there were any occurrence of significant event that may affect the recoverability of the carrying value of the long-lived assets. The facilities owned and used by the Company are sufficient to meet the needs as the Company expands its new lines of business. The machinery and equipment owned by the Company were not highly customized for specific product lines and could be easily modified to be adapted for production of new flexible circuits for new customers. In addition, the Company also performed a comparison of the carrying value of the assets with the sum of the undiscounted future cash flows. The undiscounted cash flow assumed savings would be achieved from our previous restructurings and consolidations and the sales level would increase to historical levels as our new products take hold. Because the sum of the undiscounted future cash flow was greater than the carrying value of the assets, there was no impairment of the long-lived assets at September 27, 2008.

Note N. Liquidity, page 51
--------------------------

3. In future filings please expand your disclosure to include appropriate discussion of your viable plans that have the capability of removing the threat to the continuation of your business. For example, describe what you are doing to secure new customers and how you intend to increase sales to existing customers, such as with new generation programs and their timing and also describe planned cost cutting measures and how you intend to eliminate negative gross margins. Note the plan should enable you to remain viable for at least the 12 months following the date of the financial statements being reported on. Please also revise your discussion in your future interim financial statements. See FRC 607.02.

RESPONSE: In future filings, the Company will expand its disclosure of its plans to increase revenue and decrease cost to remove the existing threat to the continuation of its business. Future filings will be expanded to include disclosure as described in FRR 607.02. In addition the discussion will be updated in our quarterly filings.

Form 10-Q for the Quarter Ended January 3, 2009
-----------------------------------------------

Financial Information, page 3
-----------------------------

Notes to Consolidated Financial Statements, page 6
--------------------------------------------------

Note 3.  Restructuring Charges, page 7
--------------------------------------

4. We note that manufacturing operations at the Litchfield facility were completed during April 2007 and decommission of the facilities was completed by June 30, 2007. A purchase agreement was signed to sell the facilities. You indicate: "The sale is expected to close after the buyer arranges financing. Given the prior delays in closing, the Company is unable to estimate when, if ever, the sale will close." (Emphasis added) In light of the delays and the fact that you are leasing the facilities to the purchaser, please tell us how you are accounting for the facilities and why you should continue to classify the facilities as Assets held for sale. Please refer to SFAS 144 and be detailed in your response about how such assets are being accounted for (for example, are they being depreciated) and valued.

RESPONSE: The sale of the Litchfield facility was delayed because the buyer, being newly incorporated, needed at least two years of operations before its loan would be approved. The Company's understanding is that the buyer would qualify for and receive its financing. However, because of the recent credit crunch, the Company believes there could be further delay with the buyer finalizing the financing. The interim lease arrangement with the buyer was set up to fund the Company for the cost of financing the facility. The Litchfield facility is currently being depreciated and depreciation expense has been included as part of the Company's operating cost each month. In addition, the rental income received from the potential purchaser was being recognized as part the Company's miscellaneous income. In future filings, we will reclassify the assets to held and used in accordance with paragraph 38 of SFAS 144.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 11
-------------------

5. We note you indicate on page 14 that "The fair value of the Litchfield facility impairment was determined from an independent appraisal performed by Ruhland Commercial Consultants, Ltd and the fair value of the equipment located at the facilities was determined from appraisals performed by Asset Reliance International, LLC." Please tell us about the nature and extent of the appraisers involvement with your decision-making process associated with the valuations associated with the referenced impairments. While in future filings you (management) may elect to take full responsibility for valuing assets, if you choose to continue to refer to experts in any capacity and intend to incorporate your Form 10-K by reference into any registration statement, you may be required to include the consent of the appraisal firm as an exhibit to the registration statement.

RESPONSE: To help management ascertain that the carrying values of the Litchfield property and equipment located at the facility were reasonable, independent consultants were asked to perform the appraisals described in the Company's Form 10-Q. The appraisal was done by the independent appraisers by means of personal inspection, survey, sales comparison analysis as well as performing an analysis of comparable building sales. Management then used the written appraisals to help inform its judgment regarding the fair value of the assets, along with discussions with the appraisers. Future filing will not refer to these appraisals.

Recent Accounting Pronouncements, page 17
-----------------------------------------

6. Given SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those years, tell us why you disclose herein that "We have not yet determined the impact that the implementation of SFAS 157 will have on our results of operations or financial condition." Revise future filings as necessary based on our concern.

RESPONSE: Future filings will be revised to indicate that the adoption of SFAS 157 did not have a material effect on the financial condition or results of operations.

                               -------------------

       In response to your request, by this letter the Company hereby acknowledges that:

-- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

-- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Any questions regarding the above comments may be directed to me.

Sincerely,

INNOVEX, INC.

/s/ Randy Acres
---------------
Randy Acres
Senior Vice President and Chief Financial Officer